Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Hexcel Corporation

Subject Company: Hexcel Corporation

SEC File No.: 1-8472

Date: January 13, 2020

The following communications are being filed in connection with the merger of Hexcel Corporation and Woodward, Inc.

Hexcel Employee Q&A | The Merger of Hexcel and Woodward

As a leader at Hexcel, we expect that employees will ask you to help them better understand the announced merger of Hexcel and Woodward. While this Q&A is not intended for distribution to employees, it should be reviewed and used to help you address some questions and concerns. If there are questions that are not answered here, you can reach out to your manager, Corporate Communications, or Investor Relations for additional support.

More information about the transaction can be found on the Hexcel website (www.hexcel.com) and at www.woodwardhexcelmerger.com. Please feel free to direct employees to that site to learn more.

1.

What was announced? Hexcel announced an agreement to combine with Woodward, a leader in control solutions for the aerospace and industrial sectors, with significant content on all key aerospace programs, in a merger of equals. This transaction brings together two highly successful, innovative leaders to create a premier integrated systems provider serving the aerospace and industrial sectors. The combined company will focus on technology-rich innovations to deliver smarter, cleaner, and safer customer solutions.

2.

What is a “merger of equals”? A merger of equals is a combination of two companies similar in size. This transaction structure enables two companies to combine in such a way that they can capitalize on the strengths and best practices of both.

3.

Who is Woodward? Woodward is a leading global independent designer, manufacturer and service provider of control solutions for the aerospace and industrial sectors, with significant content on all key aerospace programs, based in Fort Collins, Colorado. Hexcel and Woodward share similar values, cultures, and operating philosophies, and we are incredibly excited about what we can accomplish by uniting these two world-class companies.

4.

How does this transaction benefit Hexcel? When this transaction is completed, our new company – to be named Woodward Hexcel – will be one of the world’s largest aerospace and defense suppliers, and have more than 16,000 employees and manufacturing locations in 14 countries on five continents. The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety – and a combined Hexcel and Woodward will be at the forefront of this evolution.

5.

How will this transaction impact our relationships with customers? This combination will create a leading supplier well positioned to deliver forward-looking technologies to address evolving customer needs. Our combined company will have greater depth and balance of customer relationships across the aerospace and industrial sectors. Through our combined scale and strong cash flow profile, we will be even better positioned to accelerate innovation and growth in aerodynamics and propulsion efficiencies and support evolving customer needs.

6.

Who will lead the combined company and where will it be headquartered? Nick Stanage will serve as CEO of the combined company, as well as a member of the Board of Directors. The combined company’s Board will comprise 10 directors, five from each company, including Tom Gendron, Woodward’s current CEO, as Executive Chairman. Following the close of the transaction, the combined company will be headquartered in Fort Collins, Colorado.

7.

Will there be other changes to the leadership team? The combined company’s leadership team will reflect the strengths and capabilities of both organizations. During the transition period leading up to the close, we will be planning for the integration of the two companies, which will include announcements of additional leadership positions.

8.

Will the merger impact Hexcel employees working at the plants or sites? Most plant employees will experience little to no impact on local leadership and day-to-day operations. Given the shift of Company headquarters to Fort Collins, Colorado, we do expect some impact for salaried/corporate employees, primarily at Hexcel Stamford.

It is important to remember that today is only the beginning of the process, and there are many important decisions to be made. More details on how our combined company will operate will be determined in the coming months by an integration planning team of both Hexcel and Woodward leaders. We are committed to keeping you updated as we move ahead. Until the close of the transaction, which is expected in Q3 2020, Hexcel and Woodward will continue to operate as separate and independent companies, and it is important for all of us to remain focused on our day-to-day responsibilities and satisfying our customers needs.

9.

How does the merger impact Hexcel employees working at Stamford? Is Stamford closing? No decision has been made about the Stamford office or its employees. We do not expect any changes to our Stamford presence through 2020. Following the closing of the transaction, given the shift of our company headquarters to Fort Collins, Colorado, we do expect certain changes in how we organize our work teams and some impact for salaried/corporate employees, primarily at Hexcel Stamford.

10.

Who’s leading the integration efforts? From Hexcel, Rob Hennemuth, Executive Vice President of Human Resource and Communications, is leading our transition and integration planning team. For Woodward, Vice Chairman Bob Weber will lead the transition and integration planning team.

11.

Will this merger lead to layoffs? We do not anticipate layoffs in our manufacturing operations as a result of the merger nor do we expect any roles will be eliminated prior to the end of 2020 as a result of this transaction. We do expect some impact for corporate and some salaried employees, however no decisions have been made. We are committed to keeping you updated as we move ahead.

12.

When will I know if I still have a job? We expect decisions about the corporate teams will be made over the next several months. No reductions are anticipated during 2020 and we will continue to keep you updated.

13.

Could my reporting relationship change? Yes, that is a possibility. Additional details on how our combined company will operate will be determined in the coming weeks and months by an integration planning team. While we expect changes in how we organize our work teams, it is premature to speculate on exact functions and reporting structures.

14.

Will I be offered the opportunity to relocate to Fort Collins? At this time, no decision has been made about the future of the Stamford office or its employees. As we move through the transaction and integration process, we will inform employees of any potential relocation opportunities.

15.

If I lose my job or refuse to relocate, will severance packages be offered? No jobs are expected to be eliminated in 2020 as a result of this merger. Afterward, U.S. individuals whose positions are eliminated due to the merger will be eligible for severance, subsidized COBRA and outplacement.

16.	Will I have the opportunity to apply for a position at Woodward Hexcel? After the transaction closes, employees will be able to apply for positions in the new company.

17.

Will benefits or compensation change within Hexcel? Until the transaction closes, Hexcel and Woodward remain separate and independent companies, and we will operate as usual. Employees are a critical driver of our success, and we intend to continue providing competitive compensation and benefits once we combine with Woodward. We will keep you updated as we move forward.

18.

I own Hexcel stock. What should I do with it? What will happen to it at closing? You do not need to do anything at this time. Hexcel shareholders will receive a proxy statement/prospectus in connection with the transaction, and we will hold a special meeting of shareholders to vote on approval of the transaction and related matters. Your shares owned in Hexcel at the time of closing will be exchanged for a number of shares in Woodward Hexcel based on the ratio established in the merger agreement.

19.

I have unvested stock options, restricted stock units and/or performance based stock units. What will happen to these awards? You will not lose these awards. As we get closer to the closing date of the merger, we will provide details on how outstanding equity awards will be treated.

20.

Will we have the same Hexcel Values and Purpose? As you learn more about Woodward, you will recognize the similarities between our values, cultures and operating philosophies. We are excited about what we can accomplish by uniting our two world-class companies with strong core values and employee teams.

21.

How different are the two cultures? Will Nick Stanage run the company in the Hexcel style? As you learn more about Woodward, you will recognize the similarities between our values, cultures and operating philosophies. As Woodward Hexcel, we expect a new culture will evolve that honors both former companies yet has its own identity. Nick’s core leadership approach will not change.

22.

What happens to all of our current processes, such as Operational Excellence? Woodward has a similar initiative to Operational Excellence called True North, so we expect that the best of both initiatives will be combined into a robust, continuous improvement process. As we work on integration planning, we will review every process from both companies and develop plans for how to move forward.

23.

What are next steps to complete the transaction? What should I expect between now and then? Announcing the combination is just the first step in bringing together our two companies. The transaction is subject to the approval of both Hexcel and Woodward shareholders, as well as other customary closing conditions, including required regulatory approvals. We expect the transaction to close in Q3 2020, subject to the satisfaction of these conditions. Until the transaction closes, both Hexcel and Woodward will continue to operate as separate and independent companies and it is important for all of us to remain focused on our day-to-day responsibilities and satisfying our customers’ needs.

24.

What should I do if I receive inquiries from outside parties? Consistent with our policy, if you receive any inquiries from the media, please refer them to Kaye Veazey in Stamford. Inquiries from analysts or investors should be referred to Kurt Goddard in Stamford.

25.

Where can employees obtain additional information? Who can I contact if I have questions? We will continue to keep you updated as we move through the transaction process. In the meantime, more information about the transaction can be found on the Hexcel website (www.hexcel.com) and at www.woodwardhexcelmerger.com.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.